

September 22, 2014

Via E-mail
Suresh C. Senapaty
Chief Financial Officer and Executive Director
Wipro Limited
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India

Re: **Wipro Limited**
Form 20-F for the Fiscal Year Ended March 31, 2014
Filed May 19, 2014
Form 6-K filed July 28, 2014
File No. 001-16139

Dear Mr. Senapaty:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2014

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

1.   We note your disclosure on page 10 that your profits could be adversely affected if you are unable to manage employee hiring and attrition to achieve a stable and efficient workforce structure. We further note that management discusses attrition and utilization

on recent earnings calls and that you provide operating metrics related to employee attrition and utilization in the "Q1 Results Analyst Data Sheet" located on your website. Please tell us what consideration was given to disclosing any metrics management uses to monitor employee attrition and utilization. Refer to Section III.B.1 of SEC Release 33-8350.

Liquidity and Capital Resources, page 52

2.　On page 53 you disclose that in the normal course of business you transfer accounts receivables, net investment in sale-type finance receivable and employee advances. Please tell us the amount of financial assets transferred and the recognized gains or losses for the periods presented. Tell us what consideration was given to disclosing the extent to which financial asset transfers is a part of the company's liquidity management. Refer to Section IV of SEC Release 33-8350.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 31.　Segment Information, page 161

3.　On page 6 of the Investor Presentation related to financial results for the quarter ended June 30, 2014 you present Service Line distribution of revenues that appears to correlate with your IT Services offerings. Please tell us whether you generate such information on an annual basis and if so what consideration was given to providing similar information in you annual financial statements. Refer to paragraph 32 of IFRS 8.

Form 6-K filed July 28, 2014

Exhibit 99.1

4.　We note on the company's web-site you provide the Condensed Consolidated Interim Financial Statements under IFRS that contain financial information, such as Statements of Cash Flows and Notes to the interim financial statements, that has not been included in your Form 6-K submission. Please tell us what consideration was given to providing these financial statements in your Form 6-K. Refer to General Instruction B of Form 6-K.

Exhibit 99.2

5.　We note your presentation of the non-GAAP measures "PBIT" and "free cash flow." Please tell us what consideration was given to providing the disclosures, including a reconciliation to the most directly comparable GAAP measure, required under Regulation G.

Exhibit 99.3

6.   We note that the content of your exhibit is not clearly legible, even when enlarged on the electronic version. Please provide us with a clear copy of the exhibit material and in future filings ensure that the exhibit is in a readable format.

7.   The heading for this exhibit content refers to the "Consolidated Audited Financial Results for the Quarter Ended June 30, 2014." In addition, we note that the second page of the exhibit contains financial information related to Pfizer Limited. Please advise us as to the reference to the financial results as being audited and inclusion of financial information related to another company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief